Issuer Free Writing Prospectus dated November 12, 2020

Filed Pursuant to Rule 433

Registration No. 333-236629

(Supplementing the Preliminary Prospectus Supplement

dated November 12, 2020 to the Prospectus dated June 9, 2020)

PRICING TERM SHEET

Pacific Gas and Electric Company

$1,450,000,000 Floating Rate First Mortgage Bonds due 2021

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of mortgage bonds listed above and should be read together with the preliminary prospectus supplement dated November 12, 2020 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated June 9, 2020, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-236629 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Issuer:	Pacific Gas and Electric Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa3 (stable) / BBB- (negative) / BBB- (stable)

Aggregate Principal Amount Offered:	$1,450,000,000

Issue Price:	100.00%, plus accrued interest, if any, from November 16, 2020

Trade Date:	November 12, 2020

Settlement Date:	November 16, 2020 (T+2)

Maturity Date:	November 15, 2021

Interest Payment Dates:	Interest will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2021, subject to adjustment as provided in the Preliminary Prospectus Supplement if any such date is not a business day, and at maturity.

Interest:

Three-month LIBOR plus 1.375% per annum, payable quarterly in arrears and reset quarterly.

See “Description of the Mortgage Bonds—Interest—Effect of Benchmark Transition Event” contained in the Preliminary Prospectus Supplement, which describes how the interest payments will be determined by reference to a different base rate than LIBOR following the occurrence of a Benchmark Transition Event (as defined in the Preliminary Prospectus Supplement).

Interest Reset Dates:	Each February 15, May 15, August 15 and November 15, commencing on February 15, 2021, subject to adjustment as provided in the Preliminary Prospectus Supplement if any such date is not a business day.

Regular Record Dates:	February 1, May 1, August 1 and November 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day); provided, however, that interest payable at maturity shall be payable to the persons to whom principal shall be payable.

Proceeds to the Company:	Approximately $1,447,825,000 (after deducting the underwriting discounts but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the mortgage bonds for general corporate purposes, including the repayment of approximately $1.0 billion of borrowings outstanding under the accounts receivable facility and approximately $340.0 million of borrowings outstanding under the revolving credit facility, as described in the Preliminary Prospectus.

CUSIP / ISIN:	694308 JR9 / US694308JR90

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	AmeriVet Securities, Inc. Great Pacific Securities

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of BofA Securities, Inc., at 1-800-294-1322 or dg.prospectus_requests@bofa.com; Mizuho Securities USA LLC, at (866) 271-7403; MUFG Securities Americas Inc., at 877-649-6848; or Wells Fargo Securities, LLC, at 1-800-645-3751 or cmclientsupport@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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